UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

                 Nevada Gold & Casinos, Inc.
(Name of Issuer)

                  Common stock, $0.12 par value per share
(Title of Class of Securities)

                    64126Q206
(CUSIP Number)

Sharon E. Conway, Esq.
Attorney at Law
2441 High Timbers, Suite 410
The Woodlands, Texas 77380-1052
                                                (281) 681-2230
(Name, address, and telephone number of person authorized to receive notices and Communications)

                             October 1, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	64126Q206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Louise H. Rogers

2.	Check the appropriate box if a Member of a Group (See Instructions).
(a)	□
(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□

6.	Citizenship or Place of Organization

U.S. Citizen

	7.	Sole Voting Power

Number of shares		941,288

Beneficially	8.	Shared Voting Power

Owned by each		0

Reporting person	9.	Sole Dispositive Power

With		941,288

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

941,288

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□

13.	Percent of Class Represented by Amount in Row (11)

7.3%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and issuer.
Common Stock of Nevada Gold & Casinos, Inc., Issuer (“NGC”)
50 Briar Hollow Lane, Suite 500W
Houston, Texas 77027-9304

Item 2. Identity and background.
(a)	Louise H. Rogers
(b)	c/o Sharon E. Conway, attorney in fact for Louise H. Rogers
2441 High Timbers, Suite 410
The Woodlands, Texas 77380-1052
(c)	Retired.
(d)	No.
(e)	No.
(f)	U.S. citizen

Item 3. Source and amount of funds or other consideration.
Loan from Rogers to NGC, from which $2,823,864.00 was converted into 941,288 shares of Common Stock of NGC.

Item 4. Purpose of transaction.
Personal long-term investment.
(a)	None.
(b)	None.
(c)	None.
(d)	None.
(e)	None.
(f)	None.
(g)	None.
(h)	None.
(i)	None.
(j)	None.

Item 5. Interest in securities of the issuer.
(a).	941,288 shares of Common Stock of NGC, 7.3% of the issued and outstanding shares of Common Stock of NGC
(b)	Sole Power:	941,288 shares
	Shared Power:	0 shares
(c)	None.
(d)	None.
(e)	None.

Item 6. Contracts, arrangements, understandings, or relationships with respect to securities of the issuer.
None.

Item 7. Materials to be filed as exhibits.
Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 11, 2008

/s/Sharon E. Conway, attorney in fact for Louise H. Rogers
(Power of Attorney incorporated by reference in this Schedule for all purposes as if fully set forth at length.)